FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated October 9, 2006

Magyar Telekom Plc.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Investor Release

Magyar Telekom holds Extraordinary General Meeting

Budapest – October 9, 2006 – Magyar Telekom (Reuters: NYSE: MTA.N, BÉT: MTEL.BU and Bloomberg: NYSE: MTA US, BÉT: MTELEKOM HB), the leading Hungarian telecommunications service provider announces that an Extraordinary General Meeting was held today. The shareholders were informed about Magyar Telekom’s business activities and current situation, and about the investigation being conducted into certain contracts. The General Meeting approved the amended and consolidated Articles of Association of Magyar Telekom Plc., and the amended and consolidated rules of procedure of the Supervisory Board. After that the General Meeting suspended discussion of other agenda items.

Chief Financial Officer Thilo Kusch informed the shareholders’ meeting about Magyar Telekom’s business activities and current situation. He also mentioned that by end-September HUF 3.1bn expenses were incurred at Magyar Telekom relating to the investigation. This was followed by a report on the current status of the investigation into certain contracts read by Dr. Bálint Nagy, Director of Group Communication Branch of Magyar Telekom. As a result of the investigation, two additional contracts have been called into question. Thus the total amount of the four contracts under investigation is around HUF 2bn. This investigation is still ongoing. The Company expects the Board of Directors to consider what further action should be taken including with respect to the conduct of members of management.

The General Meeting approved the amended and consolidated Articles of Association of Magyar Telekom Plc., and the amended and consolidated rules of procedure of the Supervisory Board. The reason for the amendments was to comply with the provisions of the new company law that entered into force on July 1, 2006, and in the case of the Articles of Association, the changes in the sites and activities of the Company.

It became clear during consultation with shareholders that preparation of the other agenda items required more time, so the General Meeting suspended their discussion. The EGM will resume on November 6, 2006.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Public Limited Company held on October 9, 2006

RESOLUTION No. 1/2006 (X. 9.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

The General Meeting adopts this Resolution with 643.894.677 affirmative votes, 0 negative votes, and 10 abstentions.

RESOLUTION No. 2/2006 (X. 9.)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing Dr. Reinhold Echter, representative of MagyarCom Holding GmbH as authenticator of the Minutes.

The General Meeting adopts this Resolution with 643.894.687 affirmative votes, 0 negative votes, and 0 abstentions.

RESOLUTION No. 3/2006 (X. 9.)

The General Meeting approves the agenda of the Meeting, in line with the resolution proposal, as follows:

1.              Informative of the Board of Directors on the business activities and current situation of the Company and the ongoing investigation

2.              Amendment of the Articles of Association of the Company

3.              Amendment of the Rules of Procedure of the Supervisory Board

4.              Election of the members of the Board of Directors

5.              Election of the members of the Supervisory Board

6.              Election of the members of the Audit Committee

7.              Miscellaneous

The General Meeting adopts this Resolution with 643.894.687 affirmative votes, 0 negative votes, and 0 abstentions.

RESOLUTION No. 4/2006 (X. 9.)

The General Meeting approves the amended and restated Articles of Association of Magyar Telekom Nyrt.

The General Meeting adopts this Resolution with 630.099.872 affirmative votes, 27.379.781 negative votes, and 2.733.739 abstentions.

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RESOLUTION No. 5/2006 (X. 9.)

The General Meeting approves the amended and restated Rules of Procedure of the Supervisory Board.

The General Meeting adopts this Resolution with 629.603.680 affirmative votes, 27.877.978 negative votes, and 2.731.734 abstentions.

RESOLUTION No. 6/2006 (X. 9.)

The General Meeting suspends the discussion of further agenda items and decides to continue the suspended meeting on November 6, 2006 10.00 a.m. at the headquarters of Magyar Telekom Nyrt. – Budapest, 1013 Krisztina Krt. 55. – in Tölösi Conference Center.

The General Meeting adopts this Resolution with 617.515.639 affirmative votes, 3.031 negative votes, and 9.745.810 abstentions.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Magyar Telekom Plc.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: October 9, 2006